Exhibit 99.1

China Zenix Auto International Announces

Financial Results for the First Quarter of 2013

- Earnings Per ADS US$0.13 -

ZHANGZHOU, China, May 24, 2013 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2013.

Financial Highlights

First Quarter 2013:

•	Revenue of RMB830.2 million (US$133.7 million);

•	Gross margin of 20.6%;

•	Profit and total comprehensive income for the period was RMB42.6 million (US$6.9 million) with earnings per American Depositary Share (“ADS”) of RMB0.83 (US$0.13);

•	Bank balances and cash were RMB673.9 million ($108.5 million), as of March 31, 2013.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “Chinese economy is currently going through a challenging transition and demand for commercial vehicle has experienced major headwinds. As commercial vehicle sales in China suffered three consecutive years of decline, demand for wheels from both OEM sector and aftermarket also significantly weakened. In such a challenging environment, as the leader in the Chinese commercial vehicle wheel market, we focus on maintaining our market share, strengthening new product development, and improving product quality and internal management. We believe these efforts are paving the way for our future resurgence of growth when market condition improves. As we enter the second quarter, we are starting to see early signs of stabilization in China’s commercial vehicle markets. While maintaining market share with our existing customers, we are proactively developing new relationships with potential customers. We remain optimistic on the near-term recovery trend and long-term growth outlook of Chinese commercial vehicle market, as China is on track to continue its urbanization.”

Mr. Yifan Li, Chief Financial Officer of Zenix Auto, commented, “In such a difficult market condition, we continued to deliver solid profits, and strengthen our financial standing. While our current ratio remains stable, we managed to reduce our bank borrowings and improve our balance sheet. All these lay a strong foundation for us to continue with our long-term growth strategy and new project development.”

2013 First quarter Results

Revenue for the first quarter ended March 31, 2013 was RMB 830.2 million (US$ 133.7 million) compared to RMB 1,044.2 million for the first quarter of 2012, but was higher than the RMB 800.1 million in the fourth quarter of 2012.

Aftermarket sales in China declined by 13.9% year-over-year to RMB430.4 million (US$69.3 million) in the first quarter of 2013, but were higher than the RMB411.1 million in the fourth quarter of 2012. There was a modest increase in aftermarket unit sales for tubed and tubeless wheels combined. Aftermarket wheel sales declined due to price adjustments resulting from fewer construction and transportation projects underway in the first quarter of 2013 compared with the same quarter in 2012.

Sales to the Chinese OEM market decreased by 29.1% year-over-year to RMB269.4 million (US$43.4 million) in the first quarter of 2013, but were higher than the RMB263.7 million in the fourth quarter of 2012.

International sales decreased by 20.5% year-over-year to RMB130.5 million (US$21.0 million) in the first quarter of 2013, but were higher than the RMB125.3 million in the fourth quarter of 2012. The decrease in export sales in the first quarter was mainly due to a weaker commercial vehicle market in India. However, the sales to other Asian countries experienced an increase and continued to account for a growing proportion of international sales, as the Company encouragingly added a number of newer customers in these markets. In addition, our tubeless products, due to their functionality and quality, have received more orders from our international customers.

In the first quarter of 2013, domestic aftermarket sales, domestic OEM sales and international sales contributed 51.8%, 32.4% and 15.7% of revenue, respectively.

Tubed steel wheel sales comprised 58.9% of 2013 first quarter revenue compared to 55.3% in the same quarter in 2012. Tubeless steel wheel sales represented 36.9% of first quarter revenue compared to 40.9% in the same quarter in 2012.

First quarter gross profit was RMB171.4 million (US$27.6 million), compared to RMB286.1 million in the same quarter in 2012. Gross margin declined to 20.6% from 27.4% in the first quarter of 2012. The decline in gross margin reflected lower sales volume, and a product mix change as sales of lower-margin tubed wheels increased as a percentage of total sales.

Selling and distribution costs decreased by 7.4% to RMB61.7 million (US$9.9 million) compared to RMB66.7 million in the first quarter of 2012. Lower selling and distribution costs resulted primarily from reduced advertising and business promotions, and lower sales commission. As a percentage of revenue, selling and distribution costs was 7.4% due to lower revenue in the first quarter of 2013 compared to 6.4% in the same quarter a year ago.

Research and development (R&D) expenses were RMB20.2 million (US$3.3 million) compared to RMB21.7 million in the first quarter of 2012. R&D as a percentage of revenue was 2.4% in the first quarter of 2013 compared to 2.1% in last year’s first quarter. The Company remains committed to developing new products and innovative solutions to address customer needs and to raise the barriers to enter the markets.

Administrative expenses increased by 7.5% to RMB34.0 million (US$5.5 million) from RMB31.7 million in the first quarter of 2012 due to higher personnel costs. As a percentage of revenue, administrative expenses were 4.1% compared to 3.0% of revenue in the first quarter of 2012.

Profit and total comprehensive income for the first quarter of 2013 were RMB42.6 million (US$6.9 million) compared to RMB135.3 million in the same quarter of 2012.

Earnings per ordinary share and earnings per ADS in the first quarter of 2013 were RMB0.21 (US$0.03) and RMB0.83 (US$0.13), respectively.

During the first quarter of 2013 and 2012, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million, respectively.

As of March 31, 2013, Zenix Auto had bank balances and cash of RMB673.9 million (US$108.5 million) and fixed bank deposits with a maturity period over three months of RMB200.0 million (US$32.2 million). Total equity attributable to owners of the Company was RMB2,322.4 million (US$373.9 million).

During the first quarter, the Company posted cash outflows from operating activities of RMB26.5 million (US$4.3 million). Capital expenditures for the purchase of property, plant and equipment in the first quarter was RMB51.2 million (US$8.3 million).

Business Outlook

Management reiterates the revenue guidance for the year ending December 31, 2013 to be approximately RMB 3.8 billion with profit and total comprehensive income of approximately RMB 290 million. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Friday, May 24, 2013 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or

+1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=171052 Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A replay will be available shortly after the conclusion of the conference call through June 24, 2013 at 11:59 p.m. EDT. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID “415406” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 90 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of March 31, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Shiwei Yin

Grayling

Tel: +1-646-284-9409

Email:	kevin.theiss@grayling.com
Shiwei.yin@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2013 and 2012

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended March 31,
	2012	2013	2013
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,044,193	830,214	133,673
Cost of sales	(758,107)	(658,855)	(106,082)

Gross profit	286,086	171,359	27,591
Other income, gain and loss	4,895	4,176	672
Net exchange gain (loss)	346	(1,628)	(262)
Selling and distribution costs	(66,662)	(61,715)	(9,937)
Research and development expenses	(21,736)	(20,197)	(3,252)
Administrative expenses	(31,668)	(34,030)	(5,479)
Finance costs	(13,316)	(7,939)	(1,278)

Profit before taxation	157,945	50,026	8,055
Income tax expense	(22,629)	(7,406)	(1,193)

Profit and total comprehensive income for the period	135,316	42,620	6,862

Earnings per share
Basic	0.66	0.21	0.03
Diluted	0.66	0.21	0.03

Earnings per ADS
Basic	2.62	0.83	0.13
Diluted	2.62	0.83	0.13

Shares	206,440,000	206,500,000	206,500,000
ADSs	51,610,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2012	March 31, 2013	March 31, 2013
	RMB’ 000	RMB’ 000	US$’ 000
ASSETS
Current Assets
Inventories	364,351	393,166	63,304
Trade and other receivables and prepayments	813,445	945,798	152,282
Prepaid lease payments	9,425	9,425	1,517
Pledged bank deposits	70,884	76,684	12,347
Fixed bank deposits with maturity periods over three months	160,000	200,000	32,202
Bank balances and cash	827,271	673,851	108,497

Total current assets	2,245,376	2,298,924	370,149

Non-Current Assets
Property, plant and equipment	1,405,544	1,485,463	239,174
Prepaid lease payments	414,149	411,793	66,303
Deposits paid for acquisition of property, plant and equipment	55,198	9,953	1,603
Deferred tax assets	4,629	4,881	786
Intangible assets	17,000	17,000	2,737

Total non-current assets	1,896,520	1,929,090	310,603

Total assets	4,141,896	4,228,014	680,752

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,060,095	1,121,606	180,590
Taxation payable	10,594	8,126	1,308
Bank borrowings	700,000	685,000	110,292

Total current liabilities	1,770,689	1,814,732	292,190

Non-current liabilities
Deferred income	11,681	11,482	1,849
Deferred tax liabilities	79,827	79,360	12,777

Total non-current liabilities	91,508	90,842	14,626

Total liabilities	1,862,197	1,905,574	306,816

EQUITY
Share capital	136	136	22
Additional paid in capital	391,711	392,076	63,128
Reserves	1,887,852	1,930,228	310,786

Total equity attributable to owners of the Company	2,279,699	2,322,440	373,936

Total equity and liabilities	4,141,896	4,228,014	680,752

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the quarter ended March 31, 2012

(RMB and US$ amounts are expressed in thousands)

	Three Months Ended March 31, 2013
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	50,026	8,055
Adjustments for:
Amortization of prepaid lease payments	2,356	379
Depreciation of property plant and equipment	31,078	5,004
Release of deferred income	(199)	(32)
Finance costs	7,939	1,278
Interest income	(5,009)	(806)
Loss on disposal of property, plant and equipment	208	33
Share-based payment expense	121	19

Operating cash flows before movements in working capital	86,520	13,930

Increase in inventories	(28,815)	(4,639)
Increase in trade and other receivables and prepayments	(133,348)	(21,470)
Increase in trade and other payables and accruals	53,886	8,676

Cash generated used in operations	(21,757)	(3,503)
Interest received	5,889	948
PRC income tax paid	(10,593)	(1,706)

NET CASH USED IN OPERATING ACTIVITIES	(26,461)	(4,261)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(51,244)	(8,251)
Placement of pledged bank deposits	(5,800)	(934)
Proceeds on disposal of property, plant and equipment	6	1
Deposits paid for acquisition of property, plant and equipment	(4,260)	(686)
Placement of fixed bank deposits with maturity periods over three months	(110,000)	(17,711)
Withdrawal of fixed bank deposits with maturity periods over three months	70,000	11,271

NET CASH USED IN INVESTING ACTIVITIES	(101,298)	(16,310)

FINANCING ACTIVITIES
New bank borrowings raised	205,000	33,007
Repayment of bank borrowings	(220,000)	(35,422)
Interest paid	(10,776)	(1,735)

NET CASH USED IN FINANCING ACTIVITIES	(25,776)	(4,150)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(153,535)	(24,721)
Cash and cash equivalents at beginning of the period	827,271	133,199

Effect of foreign exchange rate changes	115	19

Cash and cash equivalents at end of the period	673,851	108,497

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